Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 94 to the Registration Statement No. 002-84130 on Form N-1A of our report dated February 23, 2009 relating to the financial statements and financial highlights of Variable Insurance Products Fund IV, including VIP Emerging Markets Portfolio, appearing in the Annual Report to Shareholders on Form N-CSR of Variable Insurance Products Fund IV for the year ended December 31, 2008, and to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 20, 2009